Exhibit 99.2

HOMESTOLIFE LTD

(Incorporated in the Cayman Islands)

(Company Registration No.: 407249)

PROPOSED PLACEMENT OF UP TO 7,800,000 NEW ORDINARY SHARES IN THE CAPITAL OF THE COMPANY AT THE PLACEMENT PRICE OF S$1.15 FOR EACH PLACEMENT SHARE

-	ENTRY INTO PLACEMENT AGREEMENT AND APPOINTMENT OF PLACEMENT AGENT

1.	INTRODUCTION

1.1	The Board of Directors (the “Board” or “Directors”) of HomesToLife Ltd (the “Company”, and together with its subsidiaries, the “Group”) wishes to announce that the Company has on 11 November 2026 entered into a placement agreement (the “Placement Agreement”) with UOB Kay Hian Private Limited as the sole placement agent (the “Placement Agent”) in relation to the Proposed Placement (as defined herein).

1.2	Pursuant to the Placement Agreement, the Company has agreed to offer and issue, by way of placement, and the Placement Agent has agreed, on a best endeavours basis, to procure placees for the subscription of up to 7,800,000 new ordinary shares in the capital of the Company (the “Placement Shares”) at an issue price per Placement Share of US$0.90 for each Placement Share (equivalent to S$1.15, based on the exchange rate of US$1.00:S$1.2783 as of 10 November 20261) (the “Placement Price”), amounting to an aggregate consideration of approximately US$7,020,000 (the “Proposed Placement”), subject to the terms and conditions of the Placement Agreement.

1.3	The Proposed Placement is not underwritten and will be undertaken in Singapore pursuant to one or more exemption(s) under Division 1, Subdivision (4) (excluding section 277) of Part 13 of the Securities and Futures Act 2001 of Singapore (“SFA”), including, where applicable, sections 272B, 274 and 275 of the SFA, and will fall within the exception under Rule 237 of the Listing Manual of the Singapore Exchange Securities Trading Limited (the “SGX-ST”) (the “Listing Manual”). Accordingly, no prospectus or offer information statement will be lodged with or registered by the Monetary Authority of Singapore (“MAS”) in connection with the Proposed Placement.

2.	THE PROPOSED PLACEMENT

2.1	The Placement Shares

(a)	The Placement Shares:

(i)	represent approximately 8.7% of the existing total number of issued shares of the Company comprising 89,687,500 fully paid-up ordinary shares in the capital of the Company (“Shares”) (excluding nil treasury shares and nil subsidiary holdings) as at the date of this announcement; and

(ii)	will represent approximately 8.0% of the enlarged total number of issued Shares of the Company comprising 97,487,500 Shares (assuming that 7,800,000 new ordinary shares are placed out).

1 Exchange rate as at 10 November 2026 as extracted from the MAS’ website.

(b)	The Placement Shares shall be allotted and issued free from all claims, pledges, mortgages, charges, liens and encumbrances, and shall be fully paid and shall rank in all respects pari passu with the then existing issued Shares, except that they shall not rank for any dividend, right, allotment or other distribution the record date of which falls on or before the relevant date of allotment and issuance of the Placement Shares.

(c)	The Proposed Placement will also not result in any transfer of controlling interest in the Company.

2.2	The Placement Price

The Placement Price is US$0.90 for each Placement Share (equivalent to S$1.15) and was arrived at pursuant to discussions with the Placement Agent, taking into account, among others, the prevailing market price of the then existing issued Shares. The Placement Price represents a discount of approximately 16.8% to the volume weighted average price of US$1.0817 for trades done on the Nasdaq Capital Market (“Nasdaq”) on 10 November 2026, being the last full market day on which the Shares were traded prior to the time of execution of the Placement Agreement.

3.	SALIENT TERMS OF THE PLACEMENT AGREEMENT

3.1	Placement Commission

In consideration of the Placement Agent agreeing, on a best endeavours basis, to procure placees for the Placement Shares, the Company shall pay the Placement Agent a placement commission (the “Commission”) equal to 3.0% of the Placement Price for each Placement Share for which the Placement Agent has procured placees (“Placed Shares”) and, if applicable, goods and services tax thereon, according to the relevant number of Placed Shares issued through the Placement Agent pursuant to the Placement.

In addition to the Commission, the Placement Agent shall be entitled to charge and retain a buyer’s brokerage of 1.0% of the aggregate Placement Price payable by each relevant placee in respect of the Placement Shares subscribed by it.

3.2	Placement Completion

Subject to the terms and conditions of the Placement Agreement, completion of the Proposed Placement (“Completion”) shall take place on 16 November 2026 or such other date as the Company and the Placement Agent may agree in writing (the “Completion Date”).

4.	USE OF PROCEEDS

4.1	The estimated net proceeds from the Proposed Placement, after deducting estimated fees and expenses (including listing and application fees, the commission payable to the Placement Agent, professional fees and other miscellaneous expenses) of approximately US$597,100, is approximately US$6,422,900 (the “Net Proceeds”). The Company intends to apply the Net Proceeds as follows:

Use of Net Proceeds	US$	As a % of Net Proceeds
Business expansion	5,138,320	80
General working capital requirements of the Group	1,284,580	20
Total	6,422,900	100

4.2	Pending the deployment of the Net Proceeds, such Net Proceeds may be deposited with banks or financial institutions, invested in short-term money market instruments or marketable securities, and/or used for any other purpose on a short-term basis, as the Company may, in its absolute discretion, deem fit from time to time.

5.	DOCUMENTS AVAILABLE FOR INSPECTION

A copy of the Placement Agreement will be available for inspection during normal business hours at the registered office of the Company at 12 Tai Seng Link, #03-01A, GRC Centre, Singapore 534233, for a period of three (3) months commencing from the date of this announcement.

6.	FURTHER ANNOUNCEMENTS

The Company will make appropriate announcements as and when there are any material developments on the Proposed Placement.

By Order of the Board

HOMESTOLIFE LTD

Phua Yong Pin

Executive Chairman

13 November 2026

IMPORTANT NOTICES

The Company has uploaded onto the SGXNET an electronic copy of the final Registration Statement, which includes a prospectus in respect of the Proposed Placement. An electronic copy of the final Registration Statement is also available on the SEC’s EDGAR system at https://www.sec.gov/Archives/edgar/data/2023153/000149315226050358/formf-1a.htm and the Company’s corporate website at https://investors.homestolife.com/financials. Alternatively, the Company will arrange to send you the prospectus if you request it by calling +65 9730 3718, or mailing to 12 Tai Seng Link, GRC Centre, #03-01A, Singapore 534233.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these shares, nor shall there be any sale of these shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Notification under Section 309B of the SFA: The Placement Shares are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products). This announcement does not constitute or form part of any offer, or invitation, to subscribe for or to sell, or solicitation of any offer to subscribe for or to purchase securities of the Company, nor is it calculated to invite, nor does it permit the making of, offers by the public to subscribe for or purchase for cash or other consideration securities of the Company. Restrictions have been imposed on offers and sales of the Placement Shares and on distributions of documents relating thereto in Singapore.